UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 27, 2021

(Date of earliest event reported)

MYTHIC COLLECTION, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-3427237
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

16 Lagoon Court

San Rafael, CA 94903

(Full mailing address of principal executive offices)

(415) 335-6370

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

●    Series MTG-ABL90 / Alpha Black Lotus

●    Series MTG-94BOX / 1994 Booster Boxes

●    Series COM-AF157 / Amazing Fantasy #15

●    Series COM-FF160 / 1961 Fantastic Four #1 GGC FN 6.0

ITEM 9. OTHER EVENTS

Secondary Market Trading of Mythic Collection, LLC Series Interests

Effective April 20, 2021, investors who wish to purchase interests in any of the completed series offerings of Mythic Collection, LLC (“we,” “us,” “our” or “Mythic Collection”) will have the opportunity to buy and sell in the secondary market certain of our series interests originally offered and sold directly by us through the Alternative Trading System, or ATS, owned and operated by Templum Markets, LLC (“Templum”).  Templum is a broker dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, or FINRA, and the Securities Investor Protection Corporation, or the SIPC.

To facilitate secondary market trading in our series interests, we will make available on our MythicMarkets.com website a user interface that will deliver and display to investors information related to the availability of our series interests for resale on the Templum ATS.  This user interface will link investors directly to the Templum ATS where they will seek to buy and sell interests in our series available for resale on the Templum ATS.  Any and all such transactions will be executed on the Templum ATS by Templum.  Neither Mythic Collection nor our manager, Mythic Markets, Inc., or any affiliated series issuer will execute any such secondary market transactions or receive, transfer or hold funds or securities as an incident to the operation of the ATS secondary market trading in our series interests. Additionally, neither Mythic Collection nor our manager or any affiliated series issuer will make any recommendations regarding the purchase or sale of interests through the ATS or receive any compensation from the operations of the ATS by Templum.

To further facilitate the development of a secondary trading market in our series interests, we have entered into a control agreement (the “Control Agreement”) with Drivewealth, LLC who will act as custodian for the purpose of holding the series interests issued in any of our series. All series interests issued by us are and will be uncertificated, and issued in the name of DriveWealth, LLC. We will show on our books and records an omnibus position for the interests of each series offering in the name of “DriveWealth, LLC, for the benefit of customers.” DriveWealth will maintain a record of each investor's ownership interest in those uncertificated series interests.  Any investors who purchased interests in series offerings, ongoing or closed, prior to the effectiveness of the Control Agreement will be required to opt in to allow the creation of a custodial account for them before they can transfer their interests through the Templum ATS.

Although we are providing this interface in connection with and to facilitate secondary market trading in our series interests on the Templum ATS, currently there is no established public market for any of our series interests, and there can be no assurance that a resale market in any such interests will develop or be sustained in the foreseeable future.  If an active public market in our series interests does not develop or is not sustained, it may be difficult or impossible for you to resell your series interests at any price.

The foregoing discussion of the Control Agreement does not purport to be complete and is qualified in its entirety by reference to the Control Agreement, a copy of which is filed as exhibit 6.1 to this Current Report on Form 1-U and incorporated herein by reference.

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EXHIBIT INDEX

Exhibit No.	Description

6.1	Form of Control Agreement dated December 10, 2020 between Mythic Collection, LLC and DriveWealth, LLC

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mythic Collection, LLC
a Delaware corporation

By:	/s/ Joseph Mahavuthivanij
Name:	Joseph Mahavuthivanij
Title:	Chief Executive Officer
Date:	April 27, 2021

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